TCW FUNDS DISTRIBUTORS LLC
(SEC. I.D. No. 8-31114)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2016, AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-31114

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>01/01/16</u> AND ENDING <u>12/31/16</u>
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

TCW Funds Distributors LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

865 S. Figueroa Street, Suite 1800
(No. and Street)

Los Angeles   California   90017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Krause   (213) 244-1065
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)
Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

555 W. 5th Street   Los Angeles,   California   90013
(ADDRESS) Number and Street   City   State   Zip Code

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, James G. Krause, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to TCW Funds Distributors (the "Company") as of and for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any stockholder, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

CALIFORNIA JURAT WITH AFFIANT STATEMENT GOVERNMENT CODE § 8202

- [x] See Attached Document (Notary to cross out lines 1–6 below)
- [ ] See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me

on this 24 day of February, 2017, by

1) James Krause

(and (2)________________)

Names of Signers

HILLARY D. JARLIS
Commission # 2143019
Notary Public - California
Los Angeles County
My Comm. Expires Mar 17, 2020

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Seal
Place Notary Seal Above

Signature________________
Signature of Notary Public

TABLE OF CONTENTS
This report** contains (check all applicable boxes):

(x)   Report of Independent Registered Public Accounting Firm
(x)   (a) Facing page
(x)   (b) Statement of Financial Condition
(x)   (c) Statement of Operations
(x)   (d) Statement of Cash Flows
(x)   (e) Statement of Changes in Member's Equity
( )   (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(x)   Notes to Financial Statements
(x)   (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under
          the Securities Exchange Act of 1934
(x)   (h) Computation for Determination of Reserve Requirements for Brokers and Dealers
          Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements
          see footnote #4 to the financial statements)
(x)   (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers
          Pursuant Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements see
          footnote #4 to the financial statements)
( )   (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital
          under Rule 15c3-1 (included in item (g)) and the Computation for Determination of the
          Reserve Requirements under Rule 15c3-3 (not required)
( )   (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition
          with Respect to Methods of Consolidation (not applicable)
(x)   (l) An Oath or Affirmation
(x) (m) A copy of the SIPC Supplemental Report (filed separately)
(x) (n) A Report describing the Broker – Dealers Compliance with the Exemption Provisions of Section k
          of SEC Rule 15c3-3 (the "Exemption Report") (Bound Separately)

*   For condition of confidential treatment of certain portions of this filing, see Section 240.17a-15(e)(3).



Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
TCW Funds Distributors LLC:

We have audited the accompanying statement of financial condition of TCW Funds Distributors LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of TCW Funds Distributors LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company derives most of its revenues from several affiliates. Additionally, as described in Note 5, the Company entered into an expense-sharing agreement with an affiliate whereby certain expenses are incurred by the Parent on behalf of the Company. Therefore, if the Company were a stand-alone entity, the financial statements presented could be materially different.

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 24, 2017

TCW FUNDS DISTRIBUTORS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents (Note 2 and Note 3)	$	3,547,766
Distribution fees receivable (Note 2)		1,003,835
Prepaid expenses		102,003
TOTAL ASSETS	$	4,653,604

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Distribution fees payable to Advisor (Note 2)	$	1,003,835
Total Liabilities		1,003,835
Commitments and contingencies (Note 6)		
Member's Equity:		3,649,769
Total Member's Equity		3,649,769
Total Liabilities and Member's Equity	$	4,653,604

See notes to financial statements.

TCW FUNDS DISTRIBUTORS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES

Distribution fees (Note 2)	$	12,299,879
Commission fees (Note 2)		22,574,380
Non-12b-1 fees (Note 2)		16,121,139
Dividend and other income		5,342
Total Revenues		51,000,740

EXPENSES

Distribution fees expense (Note 2)	12,299,879
Commission expense (Note 2)	22,574,380
Non-12b-1 fee expense (Note 2)	16,121,139
Professional fees and other expenses	141,856
Regulatory expenses	245,294
Total Expenses	51,382,548
NET LOSS	$ (381,808)

See notes to financial statements.

TCW FUNDS DISTRIBUTORS LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock		Additional Paid-In Capital	Retained Earnings	Member's Equity
	No. of Shares	Amount			
Balance at January 1, 2016	10,000	$ 10,000	$ 64,000	$ 3,957,577	$ -
Effect of Conversion from Corporation to LLC	(10,000)	(10,000)	(64,000)	(3,957,577)	4,031,577
Net loss					(381,808)
Balance at December 31, 2016	-	$ -	$ -	$ -	$ 3,649,769

See notes to financial statements.

TCW FUNDS DISTRIBUTORS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss		$ (381,808)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
Distribution fees receivable	$ 1,060,277	
Due from Parent, net	113,031	
Prepaid expenses	3,334	
Distribution fees payable to Advisor	(1,060,277)	
Accrued expense	(2,379)	
Total Adjustments		113,986
Net cash used in operating activities		(267,822)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(267,822)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		3,815,588
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 3,547,766

See notes to financial statements.

TCW FUNDS DISTRIBUTORS LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

NOTE 1 – ORGANIZATION

TCW Funds Distributors LLC (the "Company") is a registered broker/dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company serves as national distributor of capital shares of a family of funds for which an affiliate serves as the investment adviser. In addition, the Company acts as a placement agent for private placement limited partnerships that are managed by an affiliate of the Company.

The Company is a wholly owned subsidiary of TCW Group, Inc. (the "Parent") and is a second-tier subsidiary of Clipper Holding, L.P. ("Holding").

On April 2016, the Company converted from being organized as a corporation into a single-member limited liability company ("single-member LLC") to ease tax compliance and state tax reporting.

The Company derives most of its revenues from several affiliates. On January 1, 2016, the Company entered into an expense-sharing agreement (as described further in Note 5) with TCW LLC, ("TCW") an affiliate of the Company. Such expense-sharing agreement supersedes and replaces previous expense-sharing agreement entered into with Trust Company of the West, also an affiliate of the Company, whereby certain expenses are incurred by the Parent on behalf of the Company. Therefore, if the Company were a stand-alone entity, the financial statements presented could be materially different.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents – The Company considers all investments that have original maturities of three months or less to be cash equivalents. At December 31, 2016, cash and cash equivalents consist of approximately $1,833,008 in demand deposits with a bank and approximately $1,714,758 in a money market mutual fund.

Distribution Fees – The Company serves as the distributor to TCW Funds, Inc. and the TCW Alternative Funds (together the "Funds"), and as the nonexclusive distributor of each class of the Funds' family of funds' shares. The Funds have a distribution plan pursuant to Rule 12b-1 under the 1940 Act with respect to the N Class shares of each fund. Under the terms of the plan, the Company receives distribution fees from the Funds of 0.25% of the funds' net assets for N Class. In general, these fees are received from the Funds within 10 business days after month-end. The Company expects to use all of these fees to compensate and reimburse TCW Investment Management Company ("TIMCO"), the investment advisor of the Funds, who pays the retirement plan service providers, brokers, financial advisers, and other financial intermediaries for providing administrative services to their customers. At December 31, 2016, the Company had $1,003,835 of distribution fees payable to TIMCO and $1,003,835 of distribution fees receivable from the Funds on the Statement of Financial Condition. For the year ended December 31, 2016, the Company earned distribution fees of $12,299,879 from the Funds and expensed and recorded distribution fees of $12,299,879 to TIMCO.

Commission Fees – The Company earns commissions revenue from TCW for serving as a broker-dealer of its affiliates' mutual funds and other affiliated investment funds. The Company remits commissions back

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

to TCW, which acts as the disbursing agent for the commission payments, to pay its registered representatives. Commission fees and related expenses are recognized on a trade date basis. During 2016, the Company earned commissions of $22,574,380 from TCW and expensed commissions of $22,574,380 to TCW. The Company accounts for commission receivables and liabilities to TCW in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 210-20, *Offsetting*, where presentation on a net basis is permitted when a setoff right exists. As of December 31, 2016 the amount of commissions due to/from TCW was $105,500, presented on the Statement of Financial Condition on a net basis.

Non-12b-1 fees – The Company has contracted with various third party intermediaries for certain non-distribution related services ("Non-12b-1 fees") for recordkeeping, administrative and other miscellaneous services. The Company engages these third party intermediaries to assist TIMCO as the advisor to the Funds and recorded Non-12b-1 fee revenue of $16,121,139 in 2016 for these services to TIMCO. The Company also utilizes TIMCO as the paying agent and recognized an expense for these services of $16,121,139 in 2016 and the Company is obligated to the third party intermediaries for these services. The corresponding receivable for the Non-12b-1 fees and payable for the Non-12b-1 fees are due from and due to TIMCO respectively and presented on a net basis on the Statement of Financial Condition. As of December 31, 2016, the amount of Non-12b-1 fees due to/from TIMCO was $2,761,875, presented on the Statement of Financial Condition on a net basis.

Income Taxes – The results of the Company's operations are included in the consolidated tax return of Clipper Intermediate Corp. (a wholly-owned subsidiary of Holding). As a consequence of the Company's April 2016 conversion from a corporation into a single-member LLC (the "Conversion"), the Company became a disregarded entity under U.S. Federal tax laws and accordingly, no tax recognition is reflected in the Company's financial statements. On January 1, 2016, the Company revised its tax policy to reflect the anticipated effects of the Conversion.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such difference could be material. Significant estimates made by management relate primarily to accrued income and accrued expenses.

Fair Value of Financial Instruments – The Company's financial instruments, primarily including cash and cash equivalents, distribution and placement fee receivables, and distribution fees payable, are recorded at their cost or contract amount, which is considered by management to approximate their fair value, as they are short-term in nature or are subject to frequent repricing.

During the year ended December 31, 2016, the Company adopted FASB Accounting Standards Update ("ASU") No. 2015-07, *Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)*, which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The adoption had no material impact on the financial statements.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements Not Yet Adopted – On May 28, 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, this Update supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition–Construction-Type and Production-Type Contracts. For the Company, the adoption of ASU No. 2014-09 is effective for fiscal year ended December 31, 2018. The impact of the adoption will have no material impact on the financial statements.

In January 2016, the FASB issued ASU No. 2016-01, *Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities*, which makes limited amendments to the guidance in GAAP on the classification and measurement of financial instruments. The new standard significantly revises an entity's accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. This guidance is effective for annual reporting periods, and the interim periods within those periods, beginning after December 15, 2018. The Company is currently evaluating the impact this ASU will have on the financial statements.

NOTE 3 – FINANCIAL INSTRUMENTS

The Company's financial assets measured and reported at fair value are classified and disclosed in one of the following categories:

o   Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date. Investments included in this category are money market funds, listed equities, and equity index funds. The Company does not adjust the quoted price of these investments, even in situations where it holds a large position and a sale could reasonably be expected to affect the quoted price.

o   Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments generally included in this category are convertible bonds.

o   Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs used in the determination of fair value require significant management judgment or estimation.

NOTE 3 – FINANCIAL INSTRUMENTS (continued)

The following is a summary of the Company's financial assets as of December 31, 2016, that is accounted for at fair value on a recurring basis by level in accordance with the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
ASSETS				
Cash equivalents -				
Money market mutual fund	$ 1,714,758	$ -	$ -	$ 1,714,758
Total assets	**$ 1,714,758**	**$ -**	**$ -**	**$ 1,714,758**

Transfers of investments between different levels of the fair value hierarchy are recorded as of the end of the reporting period. There were no transfers between levels for the year ended December 31, 2016. There are no financial assets and liabilities that are accounted for at fair value on a nonrecurring basis as of December 31, 2016.

NOTE 4 – REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires that the Company maintain minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed 15 times its net capital (and the rules of various regulatory agencies also provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $2,509,636, which was $2,442,714 in excess of its required net capital of $66,922. The Company's ratio of aggregate indebtedness to net capital was 0.40 to 1.

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) under the Securities Exchange Act of 1934 because it carries no customer accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare the Computation for Determination of Reserve Requirements for Brokers or Dealers nor is the Company required to provide Information Relating to the Possession or Control Requirements for Brokers and Dealers under Rule 15c3-3.

NOTE 5 – RELATED PARTIES

On January 1, 2016, the Company entered into an expense-sharing agreement (the "Agreement") with TCW, which supersedes and replaces the previous expense sharing agreement between the Company and Trust Company of the West, an affiliate of the Company. The purpose of the Agreement is for TCW to accept responsibility for the general and administrative expenses of the Company and to serve as common paymaster for the purpose of eliminating duplication in accounting and payments for shared expenses. In accordance with National Association of Securities Dealers' Notice to Members dated October 2003, the Company maintains a schedule of operating expenses paid for by TCW on behalf of the Company. During 2016, the amount of operating expenses was $2,275,046.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company receives subpoenas or other requests for information from various U.S. federal, state governmental, and regulatory authorities in connection with certain industry-wide or other investigations or proceedings. It is the Company's policy to cooperate fully with all such inquiries. The Company, certain affiliates, and various third parties have been named as defendants in various legal actions, including arbitrations and other litigation arising in connection with the Company's activities.

Management, after consultation with legal counsel, currently does not anticipate that the aggregate liability, if any, arising out of pending or threatened regulatory matters or lawsuits will have a material adverse effect on the Company's financial position. At the present time, management is not in a position to determine whether any such matters will have a material adverse effect on the Company's results of operations in any future reporting period.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated subsequent events for potential recognition or disclosure in the Company's financial statements through the date on which the Company's financial statements were issued. No subsequent events have occurred requiring its recognition or disclosure in the Company's financial statements.

* * * * * * *

SUPPLEMENTAL SCHEDULE g

TCW FUNDS DISTRIBUTORS LLC
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT
TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2016

NET CAPITAL

Total member's equity from statement of financial condition		$ 3,649,769

DEDUCTIONS AND/OR CHARGES

Nonallowable assets:		
Prepaid expenses	$ 102,003	
Distribution fees receivable	1,003,835	
Total deductions and/or charges		1,105,838
Net capital before haircuts on securities positions		2,543,931
Haircuts on securities:		
Money market mutual fund	34,295	
Total haircuts		34,295

NET CAPITAL		$ 2,509,636
TOTAL AGGREGATE INDEBTEDNESS		$ 1,003,835
MINIMUM CAPITAL REQUIRED (Greater of 6-2/3% of aggregate indebtedness or $25,000)		$ 66,922
EXCESS CAPITAL		$ 2,442,714
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.40

Note: There are no material differences between the above Computation of Net Capital under Rule 15c3-1 and the Company's corresponding Form X-17A-5, Part IIA as of December 31, 2016, filed on January 26, 2017.

SUPPLEMENTAL SCHEDULE h

TCW FUNDS DISTRIBUTORS LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2016

The Company is exempt from the Computation for Determination of a Reserve Requirement according to the provision of Rule 15c3-3(k)(2)(i).

SUPPLEMENTAL SCHEDULE i

TCW FUNDS DISTRIBUTORS LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2016

The Company is exempt from the Possession or Control Requirements of Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(i).



Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
TCW Funds Distributors LLC:

We have reviewed management's statements, included in the accompanying exemption report, in which (1) TCW Funds Distributors LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 24, 2017



TCW Funds Distributors' Exemption Report

TCW Funds Distributors (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the period from January 1, 2016 to December 31, 2016 without exception.

TCW Funds Distributors

I, James G. Krause, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
      James G. Krause
Title: Chief Financial Officer
Date: February 24, 2017

THE TCW GROUP, INC. | 865 SOUTH FIGUEROA STREET | LOS ANGELES, CALIFORNIA 90017 | 213 244 0000

Manager of the TCW, MetWest, and TCW Alternative Fund Families